Mail Stop 4561

November 14, 2008

Howard B. Katz
Chief Executive Officer
MDwerks, Inc.
Windolph Center, Suite I 1020 N.W. 6th Street
Deerfield Beach, FL 33442

Re: **MDwerks, Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 333-118155

Dear Mr. Katz:

We have reviewed your response letter dated October 23, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 10, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-7

Note 4 – Notes Payable, page F-11

1. Your disclosures should be revised in future filings to clearly describe your policies for allocating the proceeds between the attached warrants and the instruments sold. Further, your disclosures should clearly indicate that you recorded a beneficial conversion feature on the Senior Notes and describe how you are recognizing this feature as an interest expense.

2. Elaborate on your statement that since the preferred stock issued by Vicis is mandatorily redeemable, it is therefore recorded as debt rather than equity under the provision of SFAS 150. It would appear that in accordance with paragraph

Howard B. Katz
MDwerks, Inc.
November 14, 2008
Page 2

A9 of SFAS 150, convertible preferred stock with a mandatory redemption date would generally not be classified as a liability given that the redemption is contingent upon the holders' not exercising their option to convert the financial instrument into a fixed number of shares (i.e., the obligation is conditional). We also refer you to paragraph 5 of EITF 05-2. If this instrument is not within the scope of SFAS 150, please provide support for your current classification and provide your analysis for how you are accounting for the embedded conversion feature. Your response should address EITF Topic D-98 for classification purposes and SFAS 133 for evaluating the embedded conversion feature. Your analysis should clearly indicate how you evaluated the conversion feature under paragraphs 11 and 12 of SFAS 133. For evaluating whether the conversion feature would be classified in stockholders equity, please provide your consideration of EITF 00-19. Also, in your evaluation under paragraph 12(a) of SFAS 133, please provide your consideration of paragraph 61(l) of SFAS 133.

3.   Tell us more about the "Theoretical Value" used in your calculations for recording the beneficial conversion feature of the warrants. In this regard, tell us whether the note principal amount is representative of the fair market value of the security. We refer you to paragraph 16 of APB 14 which states that the proceeds received from issuing debt with detachable stock purchase warrants should be allocated between the debt and warrants, based on the relative fair values of the two securities at time of issuance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 4. Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

4.   We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, summarized and reported within the time periods specified in SEC rules and forms. Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that in future filings you will provide a complete definition of the term disclosure controls and procedures that conforms to the rule whenever you include a definition of the term.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief